Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF RACKSPACE HOSTING, INC.

Pursuant to resolutions duly adopted by the Board of Directors of Rackspace Hosting, Inc., a Delaware corporation, effective August 26, 2016, the Amended and Restated Bylaws are amended as follows:

“ARTICLE XI — FORUM SELECTION BYLAWS

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chosen Court”) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (in each case as may be amended from time to time), or (v) any action asserting a claim against the corporation governed by the internal affairs doctrine (each, an “Action”), subject to the Chosen Court having personal jurisdiction over the indispensable parties named as defendants therein.  Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw. If any Action is filed in a court other than the Chosen Court (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Chosen Court in connection with any Action brought in any such court and (ii) having service of process made upon such stockholder in any such Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.”